UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

N-Viro International Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

62944W207

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☒

Rule 13d-1(c)

☐

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62944W207 Schedule 13G (Amendment No. 1) Page 2 of 5
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph Giulii

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 554,328
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 554,328
	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 554,328

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ Row 9 does not include 125,000 warrants

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 62944W207 Schedule 13G (Amendment No. 1) Page 3 of 5

Item 1.
	(a)	Name of Issuer N-Viro International Corporation
	(b)	Address of Issuer’s Principal Executive Offices 2254 Centennial Road; Toledo, Ohio 43617

Item 2.
	(a)	Name of Person Filing Joseph Giulii
	(b)	Address of Principal Business Office or, if none, Residence 7030 Cardin Road, Philadelphia, PA 19128
	(c)	Citizenship U.S.
	(d)	Title of Class of Securities Common Stock, par value $0.01
	(e)	CUSIP Number 62944W207

Item 3.	If this statement is filed pursuant to Sec.Sec.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with Sec.240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Sec.240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with Sec.240.13d-1(b)(1)(ii)(J).

CUSIP No. 62944W207 Schedule 13G (Amendment No. 1) Page 4 of 5
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See #9
(b) Percent of class: See #11
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See #3
(ii) Shared power to vote or to direct the vote See #6
(iii) Sole power to dispose or to direct the disposition of See #7
(iv) Shared power to dispose or to direct the disposition of See #8

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

CUSIP No. 62944W207 Schedule 13G (Amendment No. 1) Page 5 of 5

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By

/s/   Joseph Giulii

Joseph Giulii

(Name/Title)

Dated:

     3/11/14